SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35675; File No. 812-15776

First Trust Real Assets Fund, et al.

July 11, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: First Trust Real Assets Fund, First Trust Private Credit Fund, First Trust Private Assets Fund, First Trust Alternative Opportunities Fund, Infinity Core Alternative Fund, Destiny Alternative Fund LLC, First Trust Hedged Strategies Fund, First Trust Enhanced Private Credit Fund, First Trust Capital Management L.P., Vivaldi Capital Management LP, certain wholly-owned subsidiaries as described in Schedule A to the application, and certain of their affiliated entities as described in Schedule B to the application.

Filing Dates: The application was filed on May 2, 2025, and amended on June 17, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Marc D. Bassewitz, First Trust Capital Management L.P., 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606, mbassewitz@firsttrustcapital.com; Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, PA 19103, joshua.deringer@faegredrinker.com; Veena K. Jain, Faegre Drinker Biddle & Reath LLP, 320 S. Canal Street, Ste. 3300, Chicago, IL 60606, veena.jain@faegredrinker.com.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Tom Ahmadifar, Branch Chief, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, dated June 17, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.